Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MOMENTUS INC.

MOMENTUS INC. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: This Certificate of Amendment amends the provisions of the Corporation’s Second Amended and Restated Certificate of Incorporation, as amended and filed with the Secretary of State of the State of Delaware (the “Second Amended and Restated Certificate of Incorporation”).

SECOND: Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, each fifty (50) shares of the Corporation’s Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non‑assessable share of Class A Common Stock, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).

THIRD: No certificates representing fractional shares of Class A Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Class A Common Stock shall be entitled to receive the number of shares rounded up to the next whole number.

FOURTH: This Certificate of Amendment shall become effective as of August 23, 2023 at 11:59 p.m. eastern time.

FIFTH: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the 22nd day of August, 2023.

By:	/s/ Paul Ney
Name: Paul Ney
Title: Authorized Officer